Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

News Release FOR IMMEDIATE RELEASE

Media and Investor Contact:
Gentry Brann
225.987.7372
gentry.brann@shawgrp.com

Shareholder Contact:
Joe Mills / John Ferguson
Morrow & Co. LLC
203.658.9400
shawinfo@morrowco.com

Shaw Sets Record Date and Special Meeting
of Shareholders to Approve Merger Agreement with CB&I

BATON ROUGE, La., Nov. 20, 2012 – The Shaw Group Inc. (NYSE: SHAW) today announced it has scheduled a special meeting of its shareholders to approve the definitive merger agreement with CB&I (NYSE: CBI) to acquire Shaw.

The special meeting will be held Dec. 21, 2012, at 9 a.m. Central at Shaw’s headquarters located at 4171 Essen Lane in Baton Rouge, La. Shaw’s shareholders of record at the close of business Nov. 30, 2012, will be able to vote on the merger proposal.

In connection with the merger, Shaw shareholders will receive approximately $46 per share in cash and stock ($41 in cash and .12883 shares of CB&I common stock). This represents a 72 percent premium to the price of Shaw shares ($26.69) at the close on July 27, 2012, the day before the merger agreement was announced.

Shaw’s board of directors unanimously recommends approval of the merger agreement.

Because this is a major decision regarding the value of their investment, all Shaw shareholders should vote regardless of the number of shares owned. Shaw cannot complete the merger and shareholders will not receive payment unless the merger proposal is approved by the affirmative vote of the holders of at least 75 percent of the shares of Shaw common stock outstanding on the record date (excluding shares beneficially owned by “Related Persons,” as defined in Shaw’s charter), as well as the affirmative vote of at least a majority of the voting power present.

Several of the conditions of closing already have been satisfied. For example, the waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired Sept. 19, 2012; the Committee on Foreign Investments in the United States (CFIUS) review was concluded Nov. 2, 2012; and the Ministry of Commerce of the People’s Republic of China (MOFCOM), the Chinese competition law authority, approved the merger Nov. 12, 2012. The transaction remains subject to other customary closing conditions, including, among others, certain additional regulatory clearances and approval by the shareholders of CB&I and Shaw.

Shareholders should be aware that not voting will have the same effect as a vote against the merger proposal. Shareholders are urged to vote by Internet, by telephone or by completing and mailing their proxy cards.

If you have any questions or need assistance voting shares, please contact Morrow & Co. LLC at 800.607.0088 or 203.658.9400.

About Shaw
The Shaw Group Inc. (NYSE:SHAW) is a leading global provider of engineering, construction, maintenance, technology, fabrication, remediation and support services for clients in the energy, chemicals, environmental, infrastructure and emergency response industries. A Fortune 500 company with fiscal year 2012 annual revenues of $6 billion, Shaw has approximately 25,000 employees around the world and is a power sector industry leader according to Engineering News-Record’s list of Top 500 Design Firms. For more information, please visit Shaw’s website at www.shawgrp.com.

About CB&I:
CB&I (NYSE: CBI) engineers and constructs some of the world’s largest energy infrastructure projects. With premier process technology from its Lummus Technology business, proven EPC expertise, and unrivaled storage tank experience, CB&I executes projects from concept to completion. Safely. Reliably. Globally. For more information, visit www.cbi.com.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012.  CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement.  INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

Your Vote is Important
Shaw has scheduled a special meeting of its shareholders to approve the definitive merger agreement with CB&I to acquire Shaw.

If you are a Shaw shareholder, make sure to watch your mailbox! In the next few days, the U.S. Postal Service will deliver a proxy statement for the special meeting of shareholders at your home address.

Please cast your votes immediately to be sure your shares are voted!

You may receive multiple proxy cards/voting instruction forms. Each card has a unique control number, representing a vote. Please make certain you vote each and every proxy card/voting instruction form you receive.

For meeting details and voting instructions, please visit Shaw’s website.

06M112012B

This information is confidential and should not be distributed outside of the company. Disclosure of confidential company information is a violation of the Code of Conduct.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012.  CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement.  INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

Special Shareholder Meeting on CB&I Merger Agreement

Shaw has scheduled a special meeting of its shareholders to approve the definitive merger agreement with CB&I (NYSE: CBI) to acquire Shaw.

The shareholder's meeting will be held Dec. 21 at 9 a.m. Central time at the company's headquarters located at 4171 Essen Lane in Baton Rouge, La. Shaw's shareholders of record at the close of business Nov. 30, 2012, will be able to vote on the merger proposal.

If you are a Shaw shareholder, the U.S. Postal Service will deliver a proxy statement for the special meeting of shareholders at your home address, unless you previously have signed up for electronic delivery of your proxy materials.

Remember: Because this is a major decision regarding the future of the company, all Shaw shareholders should vote regardless of the number of shares owned.

You may receive multiple proxy cards/voting instruction forms. Each card has a unique control number, representing a vote. Please make certain you vote each and every proxy card/voting instruction form you receive.

Support Materials
Proxy
Sample Proxy Card
Directions to the Meeting

Press Releases

•	Shaw Announces Agreement to be Acquired by CB&I
•	Shaw Sets Record Date and Special Meeting of Shareholders to Approve Merger Agreement with CB&I

Your Vote is Important

Your vote is very important to us and the future of the company. Make sure your voice is heard by casting your vote with one of the following methods:

Registered Holders:

Vote by Internet: Visit the secure website for shareholders of record and follow the instructions using the unique control number on the proxy card mailed to your home.

Vote by Telephone: Call toll-free 1.800.690.6903. Make sure you have your unique control number.

Vote by Mail: Complete, date and sign your proxy card and return it in the postage-paid envelope provided. Because the meeting is soon, we encourage you to vote by Internet or telephone.

Remember: If you hold shares in multiple accounts, you will receive more than one proxy card/voting instruction form. Make sure you vote every card you receive in the mail.

Beneficial Owners:

If your shares are held in a stock brokerage account by a bank, banker or other holder of record:

Vote by Internet: Visit the secure website for beneficial owners and follow the instructions using your unique control number on the voting instruction form mailed to your home.

Vote by Telephone: Call toll-free 1.800.454.8683. Make sure you have your unique control number.

Vote by Mail: Complete, date and sign your voting instruction form and return it in the postage-paid envelope provided. Because the meeting is soon, we encourage you to vote by Internet or telephone.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. ("CB&I") filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. ("Shaw") that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I's internet website at www.cbi.com under the tab "Investor Relations" and then under the tab "SEC Documents" or by contacting CB&I's Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw's internet website at www.shawgrp.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting Shaw's Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw's proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I's proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could" or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies' control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw's businesses and operations with CB&I's business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw's and CB&I's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.